Exhibit 99.1

China Online Education Group Announces Fourth Quarter and Fiscal Year 2018 Results

Fourth quarter and fiscal year net revenues increased by 14.4% and 35.1% year-over-year, respectively

Fourth quarter and fiscal year gross billings1 increased by 27.9% and 19.4% year-over-year, respectively

BEIJING, March 15, 2019 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial and Operating Highlights

•                      Net revenues were RMB298.1 million (US$43.4 million), a 14.4% increase from RMB260.6 million for the fourth quarter of 2017.

•                      Gross billings were RMB503.2 million (US$73.2 million), a 27.9% increase from RMB393.4 million for the fourth quarter of 2017.

•                      Gross billings for the K-12 mass-market one-on-one offering were RMB365.7 million (US$53.2 million), a 63.0% increase from RMB224.3 million for the fourth quarter of 2017.

•                      Gross margin was 62.5%, compared with 62.4% for the fourth quarter of 2017.

•                      Operating cash inflow reached a historical high of RMB67.3 million (US$9.8 million) and operating cash outflow was RMB8.7 million in the fourth quarter of 2017.

Fiscal Year 2018 Financial and Operating Highlights

•                      Net revenues were RMB1,145.5 million (US$166.6 million), a 35.1% increase from RMB848.0 million for the fiscal year 2017.

•                      Gross billings were RMB1,703.0 million (US$247.7 million), a 19.4% increase from RMB1,426.9 million for the fiscal year 2017.

•                      Gross margin was 64.1%, compared with 63.0% for the fiscal year 2017.

1  Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

Key Operating Data

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Y-o-Y	Dec. 31,	Dec. 31,	Y-o-Y
	2017	2018	Change	2017	2018	Change

Gross billings (in RMB millions)	393.4	503.2	27.9%	1,427.0	1,703.0	19.4%
K-12 mass-market one-on-one	224.3	365.7	63.0%	781.1	1,200.3	53.7%
K-12 small class offering	26.7	60.6	127.0%	34.0	157.6	NM
Adult offering	77.4	55.0	(28.9)%	362.5	236.4	(34.8)%
K-12 American Academy one-on-one	65.0	21.9	(66.3)%	249.4	108.7	(56.4)%
Active students[2] (in thousands)	175.2	213.9	22.1%

“Our core K-12 mass-market one-on-one offering continued to grow at a healthy pace in the fourth quarter as we executed on our initiatives to further penetrate non-tier-one cities,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “Both our revenues and gross billings exceeded the high-end of our guidance, with our core K-12 mass-market one-on-one offering accounting for 72.7% of our total gross billings in the fourth quarter. We are aggressively pursuing our non-tier-one city strategy and are pleased with our strong hold in these areas, which accounted for 69.7% of our K-12 mass-market one-on-one gross billings in the fourth quarter. There remains great demand for high-quality online education English courses in China, particularly in non-tier-one cities, and we aim to make our courses more accessible to this population.

“As we look to attract more students to our leading online education platform, we are actively raising our brand profile. In February 2019, we engaged China’s phenomenally popular ‘Super Student’ Junkai Wang, from the hit boy band TF Boys, as our new brand spokesperson. With a massive presence among the K-12 demographic, Junkai will work with 51Talk to promote our high-quality English education for students in China. In 2019 we will continue to dedicate resources to increasing the accessibility of our courses, improving our exposure and strengthening the quality of our offerings and technology, while further growing our business,” Mr. Huang concluded.

Mr. Min Xu, Chief Financial Officer of 51Talk, added, “In the fourth quarter we further grew our K-12 mass-market one-on-one gross billings by 63.0% year-over-year, led by our dedicated focus on our core K-12 mass market one-on-one offering in non-tier-one cities3. We also achieved historical high operating cash inflow of RMB67.3 million in the fourth quarter. Our 2019 strategic growth initiatives are aimed at expanding our business and reaching new students in underserved markets, while maintaining a prudent investment strategy.”

2  An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A student taking both one-on-one and small class lessons is counted as one active student.

3  Tier-one cities include Beijing, Shanghai, Shengzhen and Guangzhou.

Fourth Quarter 2018 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2018 were RMB298.1 million (US$43.4 million), a 14.4% increase from RMB260.6 million for the fourth quarter of 2017. The increase was primarily attributed to an increase in the number of active students. The number of active students in the fourth quarter of 2018 was approximately 213,900, a 22.1% increase from approximately 175,200 in the fourth quarter of 2017.

Net revenues from one-on-one offerings for the fourth quarter of 2018 were RMB266.5 million (US$38.8 million), a 6.6% increase from RMB250.0 million for the fourth quarter of 2017. Net revenues from small class offerings for the fourth quarter of 2018 were RMB31.6 million (US$4.6 million), compared with RMB10.6 million for the fourth quarter of 2017.

Cost of Revenues

Cost of revenues for the fourth quarter of 2018 was RMB111.8 million (US$16.3 million), a 14.1% increase from RMB98.0 million for the fourth quarter of 2017. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

Cost of revenues of one-on-one offerings for the fourth quarter of 2018 was RMB89.0 million (US$12.9 million), a 9.8% increase from RMB81.1 million for the fourth quarter of 2017. Cost of revenues of small class offerings for the fourth quarter of 2018 was RMB22.8 million (US$3.3 million), a 34.5% increase from RMB16.9 million for the fourth quarter of 2017.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2018 was RMB186.3 million (US$27.1 million), a 14.5% increase from RMB162.6 million for the fourth quarter of 2017.

Gross margin for the fourth quarter of 2018 was 62.5%, compared with 62.4% for the fourth quarter of 2017.

One-on-one offerings gross margin for the fourth quarter of 2018 was 66.6%, compared with 67.6% for the fourth quarter of 2017. The decrease was mainly attributable to a lower revenue percentage from the higher margin adult offering. 51Talk’s small class offering gross margin for the fourth quarter of 2018 was 27.9%, compared with a negative gross margin of 59.2% for the fourth quarter of 2017.

Operating Expenses

Total operating expenses for the fourth quarter of 2018 were RMB315.2 million (US$45.8 million), a 0.1% decrease from RMB315.5 million for the fourth quarter of 2017.

Sales and marketing expenses for the fourth quarter of 2018 were RMB212.1 million (US$30.9 million), an 11.5% increase from RMB190.2 million for the fourth quarter of 2017. The increase was mainly due to higher branding and marketing expenses and higher sales personnel costs, partially offset by the RMB18.8 million net effect of capitalization and amortization of certain sales and marketing expenses under the new accounting standard adopted on January 1, 2018. Please refer to the section in this news release titled “Impact of Recently Adopted New Accounting Standard” for details. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the fourth quarter of 2018 were RMB210.6 million (US$30.6 million), an 11.4% increase from RMB189.0 million for the fourth quarter of 2017.

Product development expenses for the fourth quarter of 2018 were RMB42.6 million (US$6.2 million), a 29.5% decrease from RMB60.4 million for the fourth quarter of 2017. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the fourth quarter of 2018 were RMB40.7 million (US$5.9 million), a 29.9% decrease from RMB58.1 million for the fourth quarter of 2017.

General and administrative expenses for the fourth quarter of 2018 were RMB60.5 million (US$8.8 million), a 6.8% decrease from RMB64.9 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the fourth quarter of 2018 were RMB56.4 million (US$8.2 million), a 7.6% decrease from RMB61.0 million for the same quarter last year.

Loss from Operations

Loss from operations for the fourth quarter of 2018 was RMB129.0 million (US$18.8 million), compared with RMB152.9 million for the fourth quarter of 2017.

Non-GAAP loss from operations for the fourth quarter of 2018 was RMB121.4 million (US$17.7 million), compared with RMB145.5 million for the fourth quarter of 2017.

Net Loss

Net loss for the fourth quarter of 2018 was RMB140.0 million (US$20.4 million), compared with RMB159.7 million for the fourth quarter of 2017.

Non-GAAP net loss for the fourth quarter of 2018 was RMB132.4 million (US$19.3 million), compared with RMB152.2 million for the fourth quarter of 2017.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2018 was RMB6.90 (US$1.05), compared with RMB7.95 for the fourth quarter of 2017. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of 2018 was RMB6.45 (US$0.90), compared with RMB7.50 for the fourth quarter of 2017.

Balance Sheet

As of December 31, 2018, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB712.1 million (US$103.6 million), compared with RMB623.4 million as of December 31, 2017.

The Company had deferred revenues (current and non-current) of RMB1,676.1 million (US$243.8 million) as of December 31, 2018, compared with RMB1,201.8 million as of December 31, 2017.

Fiscal Year 2018 Financial Results

Net Revenues

Net revenues for 2018 were RMB1,145.5 million (US$166.6 million), a 35.1% increase from RMB848.0 million for 2017. The increase was primarily attributed to an increase in the number of active students.

Net revenues from one-on-one offerings for 2018 were RMB1,044.8 million (US$152.0 million), a 25.0% increase from RMB835.6 million for 2017. Net revenues from small class offerings for 2018 were RMB100.7 million (US$14.7 million), compared with RMB12.3 million for 2017.

Cost of Revenues

Cost of revenues for 2018 was RMB410.9 million (US$59.8 million), a 30.8% increase from RMB314.1 million for 2017. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

Cost of revenues of one-on-one offerings for 2018 was 342.9 million (US$49.9 million), a 16.7% increase from RMB293.8 million for 2017. Cost of revenues of small class offerings for 2018 was RMB68.0 million (US$9.9 million), a 233.9% increase from RMB20.4 million for 2017.

Gross Profit and Gross Margin

Gross profit for 2018 was RMB734.6 million (US$106.8 million), a 37.6% increase from RMB533.9 million for 2017.

Gross margin for 2018 was 64.1%, compared with 63.0% for 2017.

One-on-one offerings gross margin for 2018 was 67.2%, compared with 64.8% for 2017. 51Talk’s small class offering gross margin for 2018 was 32.5%, compared with a negative gross margin of 64.9% for 2017.

Operating Expenses

Total operating expenses for 2018 were RMB1,139.3 million (US$165.7 million), a 3.1% increase from RMB1,104.7 million for 2017. The increase was mainly the result of the increases in sales and marketing expenses, partially offset by decrease in product development expenses.

Sales and marketing expenses for 2018 were RMB731.2 million (US$106.4 million), an 11.3% increase from RMB657.1 million for 2017. The increase was mainly due to higher branding and marketing expenses and higher payroll due to increasing sales personnel, partially offset by the RMB61.7 million net effect of capitalization and amortization of certain sales and marketing expenses under the new accounting standard adopted on January 1, 2018. Please refer to the section in this news release titled “Impact of Recently Adopted New Accounting Standard” for details. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for 2018 were RMB725.6 million (US$105.5 million), an 11.2% increase from RMB652.5 million for 2017.

Product development expenses for 2018 were RMB185.0 million (US$26.9 million), a 17.1% decrease from RMB223.2 million for 2017. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for 2018 were RMB177.6 million (US$25.8 million), a 17.1% decrease from RMB214.2 million for 2017.

General and administrative expenses for 2018 were RMB223.1 million (US$32.4 million), a 0.6% decrease from RMB224.4 million for 2017. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for 2018 were RMB208.2 million (US$30.3 million), a 2.6% increase from RMB203.0 million for 2017.

Loss from Operations

Loss from operations for 2018 was RMB404.7 million (US$58.9 million), compared with RMB570.8 million for 2017.

Non-GAAP loss from operations for 2018 was RMB376.8 million (US$54.8 million), compared with RMB535.7 million for 2017.

Net Loss

Net loss for 2018 was RMB416.7 million (US$60.6 million), compared with RMB580.8 million for 2017.

Non-GAAP net loss for 2018 was RMB388.8 million (US$56.5 million), compared with RMB545.7 million for 2017.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for 2018 was RMB20.55 (US$3.00), compared with RMB28.95 for 2017. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for 2018 was RMB19.20 (US$2.85), compared with RMB27.15 for 2017.

Outlook

For the first quarter of 2019, the Company currently expects:

•                  Net revenues to be between RMB300 million to RMB305 million, which would represent an increase of approximately 14.3% to 16.2% from RMB262.6 million for the same quarter last year;

•                  Total gross billings to be between RMB425 million to RMB435 million, which would represent an increase of approximately 19.6% to 22.4% from RMB355.3 million for the same quarter last year.

•                  Gross billings for the Company’s one-on-one business are expected to be between RMB411 million to RMB421 million, which would represent an increase of approximately 29.1% to 32.2% from RMB318.4 million for the same quarter last year.

•                  Gross billings for 51Talk’s small class business are expected to be approximately RMB14 million, which would represent a decrease of approximately 62.1% from RMB36.9 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Impact of Recently Adopted New Accounting Standard

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” On January 1, 2018, the Company adopted the Topic 606 new standard using the modified retrospective method. Under this method, the Company records adjustments to its fiscal 2018 opening balance sheet (as of January 1, 2018) to reflect the cumulative effect of the new accounting standard. The comparative information has not been restated and continues to be reported under the accounting standard in effect for those periods.

The Company is required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. Based on the Company’s analysis of historical customer forfeitures of prepaid credits, the Company has concluded that no breakage should be recognized, upon adoption or for the fiscal year of 2018. The adoption of Topic 606 does not have any material impact on the Company’s revenue recognition for the fiscal year of 2018. The Company will continue to update the estimate of expected breakage at each reporting date.

The new accounting standard primarily impacts the accounting of the Company’s sales and marketing expenses. Under the new accounting standard, certain sales commissions to the sales personnel and the sales agents as well as new customer referral cost are considered incremental cost of obtaining contracts, and therefore shall be recognized as an asset given that the Company expects to recover those costs. RMB137.7 million, RMB118.9 million, RMB100.3 million, RMB82.7 million and RMB76.0 million of contract cost asset was capitalized in prepaid expenses and other current assets account as of December 31, 2018, September 30, 2018, June 30, 2018, March 31, 2018 and January 1, 2018, respectively. The adoption resulted in an incremental, net capitalization of RMB18.8 million and RMB61.7 million of sales and marketing expenses for the fourth quarter of 2018 and the fiscal year of 2018, respectively. The asset that was recognized for costs to obtain contracts will be expensed ratably in future periods, along with the recognition of revenue of corresponding contracts.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 15, 2019 (8:00 PM Beijing/Hong Kong time on March 15, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until March 22, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10129408

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 5730-6200

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2018
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	320,039	413,143	60,089
Time deposits	202,659	162,688	23,662
Short term investment	100,722	136,304	19,825
Prepaid expenses and other current assets	84,941	242,499	35,270
Total current assets	708,361	954,634	138,846

Non-current assets
Held to maturity	6,751	—	—
Property, plant and equipment, net	49,009	35,341	5,140
Intangible assets, net	9,686	11,790	1,715
Goodwill	4,223	4,223	614
Other non-current assets	5,526	4,230	615
Total non-current assets	75,195	55,584	8,084

Total assets	783,556	1,010,218	146,930

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Deferred revenues	1,176,565	1,658,800	241,262
Accrued expenses and other current liabilities	222,798	209,910	30,530
Taxes payable	24,985	16,917	2,460
Total current liabilities	1,424,348	1,885,627	274,252

Non-current liabilities
Long-term loan	—	69,045	10,042
Deferred revenues	25,230	17,321	2,519
Deferred tax liabilities	124	21	3
Other non-current liabilities	2,245	853	124
Total non-current liabilities	27,599	87,240	12,688

Total liabilities	1,451,947	1,972,867	286,940

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2018
	RMB	RMB	US$

Total shareholders’ deficit	(668,391)	(962,649)	(140,010)

Total liabilities and shareholders’ deficit	783,556	1,010,218	146,930

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	260,621	298,051	43,350	847,993	1,145,517	166,609
Cost of revenues	(98,021)	(111,799)	(16,260)	(314,121)	(410,908)	(59,764)
Gross profit	162,600	186,252	27,090	533,872	734,609	106,845
Operating expenses
Sales and marketing expenses	(190,248)	(212,145)	(30,855)	(657,065)	(731,233)	(106,353)
Product development expenses	(60,396)	(42,574)	(6,192)	(223,202)	(185,000)	(26,907)
General and administrative expenses	(64,904)	(60,496)	(8,799)	(224,395)	(223,057)	(32,443)
Total operating expenses	(315,548)	(315,215)	(45,846)	(1,104,662)	(1,139,290)	(165,703)
Loss from operations	(152,948)	(128,963)	(18,756)	(570,790)	(404,681)	(58,858)
Impairment loss		(7,364)	(1,071)		(7,364)	(1,071)
Interest and other expenses, net	(5,142)	(2,706)	(394)	(5,679)	(769)	(112)
Loss before income tax expenses	(158,090)	(139,033)	(20,221)	(576,469)	(412,814)	(60,041)
Income tax expenses	(1,583)	(923)	(134)	(4,342)	(3,880)	(565)
Net loss	(159,673)	(139,956)	(20,355)	(580,811)	(416,694)	(60,606)
Net loss attributable to ordinary shareholders	(159,673)	(139,956)	(20,355)	(580,811)	(416,694)	(60,606)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	302,219,381	305,818,165	305,818,165	301,610,060	304,542,400	304,542,400

Net loss per share attributable to ordinary shareholders basic and diluted	(0.53)	(0.46)	(0.07)	(1.93)	(1.37)	(0.20)

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Net loss per ADS attributable to ordinary shareholders basic and diluted	(7.95)	(6.90)	(1.05)	(28.95)	(20.55)	(3.00)

Comprehensive loss:
Net loss	(159,673)	(139,956)	(20,355)	(580,811)	(416,694)	(60,606)
Other comprehensive (loss)/income
Foreign currency translation adjustments	(5,224)	4,460	649	(24,662)	16,939	2,464
Total comprehensive loss	(164,897)	(135,496)	(19,706)	(605,473)	(399,755)	(58,142)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,274)	(1,584)	(230)	(4,612)	(5,676)	(826)
Product development expenses	(2,274)	(1,855)	(270)	(9,039)	(7,396)	(1,076)
General and administrative expenses	(3,930)	(4,137)	(602)	(21,418)	(14,814)	(2,155)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Sales and marketing expenses	(190,248)	(212,145)	(30,855)	(657,065)	(731,233)	(106,353)
Less: Share-based compensation expenses	(1,274)	(1,584)	(230)	(4,612)	(5,676)	(826)
Non-GAAP sales and marketing expenses	(188,974)	(210,561)	(30,625)	(652,453)	(725,557)	(105,527)

Product development expenses	(60,396)	(42,574)	(6,192)	(223,202)	(185,000)	(26,907)
Less: Share-based compensation expenses	(2,274)	(1,855)	(270)	(9,039)	(7,396)	(1,076)
Non-GAAP product development expenses	(58,122)	(40,719)	(5,922)	(214,163)	(177,604)	(25,831)

General and administrative expenses	(64,904)	(60,496)	(8,799)	(224,395)	(223,057)	(32,443)
Less: Share-based compensation expenses	(3,930)	(4,137)	(602)	(21,418)	(14,814)	(2,155)
Non-GAAP general and administrative expenses	(60,974)	(56,359)	(8,197)	(202,977)	(208,243)	(30,288)

Operating expenses	(315,548)	(315,215)	(45,846)	(1,104,662)	(1,139,290)	(165,703)
Less: Share-based compensation expenses	(7,478)	(7,576)	(1,102)	(35,069)	(27,886)	(4,057)
Non-GAAP operating expenses	(308,070)	(307,639)	(44,744)	(1,069,593)	(1,111,404)	(161,646)

Loss from operations	(152,948)	(128,963)	(18,757)	(570,790)	(404,681)	(58,858)
Less: Share-based compensation expenses	(7,478)	(7,576)	(1,102)	(35,069)	(27,886)	(4,057)
Non-GAAP loss from operations	(145,470)	(121,387)	(17,655)	(535,721)	(376,795)	(54,801)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Income tax expenses	(1,583)	(923)	(134)	(4,342)	(3,880)	(565)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(1,583)	(923)	(134)	(4,342)	(3,880)	(565)

Net loss	(159,673)	(139,956)	(20,355)	(580,811)	(416,694)	(60,606)
Less: Share-based compensation expenses	(7,478)	(7,576)	(1,102)	(35,069)	(27,886)	(4,057)
Non-GAAP net loss	(152,195)	(132,380)	(19,253)	(545,742)	(388,808)	(56,549)

Net loss attributable to ordinary shareholders	(159,673)	(139,956)	(20,355)	(580,811)	(416,694)	(60,606)
Less: Share-based compensation expenses, net of tax	(7,478)	(7,576)	(1,102)	(35,069)	(27,886)	(4,057)
Non-GAAP net loss attributable to ordinary shareholders	(152,195)	(132,380)	(19,253)	(545,742)	(388,808)	(56,549)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	302,219,381	305,818,165	305,818,165	301,610,060	304,542,400	304,542,400

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.50)	(0.43)	(0.06)	(1.81)	(1.28)	(0.19)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(7.50)	(6.45)	(0.90)	(27.15)	(19.20)	(2.85)

CHINA ONLINE EDUCATION GROUP

UNAUDITED ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
One-on-one offerings	249,987	266,459	38,755	835,649	1,044,769	151,956
Small class offerings	10,634	31,592	4,595	12,344	100,748	14,653
Total net revenues	260,621	298,051	43,350	847,993	1,145,517	166,609

Cost of revenues
One-on-one offerings	(81,090)	(89,028)	(12,948)	(293,763)	(342,927)	(49,877)
Small class offerings	(16,931)	(22,771)	(3,312)	(20,358)	(67,981)	(9,887)
Total cost of revenues	(98,021)	(111,799)	(16,260)	(314,121)	(410,908)	(59,764)

Gross profit
One-on-one offerings	168,897	177,431	25,807	541,886	701,842	102,079
Small class offerings	(6,297)	8,821	1,283	(8,014)	32,767	4,766
Total gross profit	162,600	186,252	27,090	533,872	734,609	106,845

Gross margin
One-on-one offerings	67.6%	66.6%	66.6%	64.8%	67.2%	67.2%
Small class offerings	(59.2)%	27.9%	27.9%	(64.9)%	32.5%	32.5%
Total gross margin	62.4%	62.5%	62.5%	63.0%	64.1%	64.1%

CHINA ONLINE EDUCATION GROUP

UNAUDITEDADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Sales and marketing expenses
One-on-one offerings	(162,956)	(186,561)	(27,134)	(619,966)	(647,314)	(94,147)
Small class offerings	(27,292)	(25,584)	(3,721)	(37,099)	(83,919)	(12,206)
Total sales and marketing expenses[4]	(190,248)	(212,145)	(30,855)	(657,065)	(731,233)	(106,353)

Product development expenses
One-on-one offerings	(48,161)	(31,367)	(4,562)	(202,129)	(139,240)	(20,251)
Small class offerings	(12,235)	(11,207)	(1,630)	(21,073)	(45,760)	(6,656)
Total product development expenses[5]	(60,396)	(42,574)	(6,192)	(223,202)	(185,000)	(26,907)

General and administrative expenses
One-on-one offerings	(56,388)	(51,647)	(7,512)	(213,880)	(186,983)	(27,196)
Small class offerings	(8,516)	(8,849)	(1,287)	(10,515)	(36,074)	(5,247)
Total general and administrative expenses[6]	(64,904)	(60,496)	(8,799)	(224,395)	(223,057)	(32,443)

Operating expenses
One-on-one offerings	(267,505)	(269,575)	(39,208)	(1,035,975)	(973,537)	(141,594)
Small class offerings	(48,043)	(45,640)	(6,638)	(68,687)	(165,753)	(24,109)
Total operating expenses	(315,548)	(315,215)	(45,846)	(1,104,662)	(1,139,290)	(165,703)

Loss from operations
One-on-one offerings	(98,608)	(92,144)	(13,401)	(494,089)	(271,695)	(39,515)
Small class offerings	(54,340)	(36,819)	(5,355)	(76,701)	(132,986)	(19,343)
Total loss from operations	(152,948)	(128,963)	(18,756)	(570,790)	(404,681)	(58,858)

4 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB1,479 and RMB105 respectively for the fourth quarter of 2018, and RMB1,220 and RMB54 respectively for the fourth quarter of 2017.

5 Share-based compensation expenses, included in the product development expenses for one-on-one offerings and small class offerings were RMB1,460 and RMB395 respectively for the fourth quarter of 2018, and RMB2,088 and RMB186 respectively for the fourth quarter of 2017.

6 Share-based compensation expenses, included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB4,074 and RMB63 respectively for the third quarter of 2018, and RMB3,897 and RMB33 respectively for the third quarter of 2017.